NO ACT

DC
PE
5-29-09

Act: 1933 [redacted]
Section:
Rule: 144
Public
Availability: 5/29/2009

09011634

[redacted]

09011648

May 29, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Received SEC [redacted]

MAY 2 9 2009

Washington, DC 20549

09011649

Re: Morgan Stanley Smith Barney LLC
Morgan Stanley
Citigroup Inc.
Incoming letter dated May 29, 2009

Capitalized terms in this letter have the same meaning as in your letter.

Based on the facts and representations in your letter, but without necessarily concurring in your analysis, the Division will not recommend enforcement action to the Commission if, without registration under the Securities Act or compliance with Rule 144 thereunder, and from Legal Day One through the applicable Relief Period, the Morgan Stanley Parties, the Citigroup Parties and MSSB sell securities on a principal trading basis or through customer accounts over which they respectively exercise investment discretion, in the manner and subject to the limitations described in your letter.

We have considered your request for confidential treatment of your letter and our response. We have determined that the request is reasonable and appropriate under 17 CFR § 200.81(b). Accordingly, your letter and our response will not be made public until the earlier of (1) the Closing Date and (2) 120 days after the date of our response.

This position is based on the facts and representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2009

Mail Stop 4546

John R. Utzschneider
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

Re: Morgan Stanley Smith Barney LLC.

Dear Mr. Utzschneider:

In regard to your letter of May 29, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. 200.81

John R. Utzschneider
Direct Phone: 617.951.8852
Direct Fax: 617.951.8736
john.utzschneider@bingham.com

May 29, 2009

Division of Corporation Finance
Office of the Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Morgan Stanley Smith Barney - Request for No-Action Position - Section 5; Rule 144

Ladies and Gentlemen:

This letter contains certain requests for temporary relief on behalf of Morgan Stanley Smith Barney LLC ("MSSB[1]") and its two ultimate parents, Morgan Stanley ("Morgan Stanley" and, together with its affiliates other than Holdings (as defined below), MSSB and other direct and indirect subsidiaries of Holdings, the "Morgan Stanley Parties") and Citigroup Inc. ("Citigroup" and, together with its affiliates other than Holdings, MSSB and other direct and indirect subsidiaries of Holdings, the "Citigroup Parties"). Specifically, the purpose of this letter is to request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission" or the "SEC") confirm that it would not recommend to the Commission that it take enforcement action against MSSB, the Morgan Stanley Parties or the Citigroup Parties if, without registration under Section 5 ("Section 5"of the Securities Act of 1933, as amended (the "Securities Act"), or compliance with Rule 144 thereunder ("Rule 144"), such parties temporarily sell securities on a principal trading basis or for discretionary customer accounts on the basis described below.

To provide you with necessary background, Part I of this letter provides an overview of the formation and structure of MSSB. Part II provides a discussion of the

[1] As discussed further below, the businesses being contributed to the joint venture will include certain non-U.S. affiliates which will be separate subsidiaries of Holdings (as defined below). For purposes of this discussion, "MSSB" will include Holdings and such affiliates notwithstanding the fact that such affiliates technically will be separate subsidiaries of Holdings.

Boston
Hartford
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Santa Monica
Silicon Valley
Tokyo
Walnut Creek
Washington

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

T 617.951.8000
F 617.951.8736
bingham.com

management and structure of MSSB expected to be in place on the closing of the transaction. Part III provides a temporary proposal for relief and Part IV provides a rationale therefore. Part V summarizes the intentions for effecting transactions under Rule 144 after the need for the requested relief has passed, and Part VI summarizes the relief sought in this letter.

I. Description of MSSB and the Transaction Creating MSSB

MSSB is a Delaware limited liability company formed on February 2, 2009. All membership interests in MSSB are owned by Morgan Stanley Smith Barney Holdings LLC, a Delaware limited liability company ("Holdings").

Holdings and MSSB were formed pursuant to a Joint Venture Contribution and Formation Agreement dated as of January 13, 2009 (the "Contribution Agreement") by and between Citigroup and Morgan Stanley. Pursuant to the Contribution Agreement and subject to the completion of a definitive limited liability company agreement to be entered into at the closing, Citigroup and Morgan Stanley have agreed to contribute certain assets and businesses to MSSB (the "Contributed Businesses"). With certain exceptions, the Citigroup Contributed Businesses (the "SB Channel") include Citigroup's retail brokerage and futures business operating under the name "Smith Barney" in the United States and Australia and under the name "Quilter" in the United Kingdom, Ireland and the Channel Islands. With certain exceptions, the Morgan Stanley Contributed Businesses (the "MS Channel" and, collectively with the SB Channel, the "Channels") include Morgan Stanley's Global Wealth Management business and its private wealth management business on a worldwide basis. In the United States, the Citigroup Contributed Businesses are conducted principally within Citigroup Global Markets, Inc. ("CGMI"), a Citigroup subsidiary, and the Morgan Stanley Contributed Businesses are conducted within Morgan Stanley & Co. Incorporated ("MS"), a Morgan Stanley subsidiary. The primary business of MSSB will be retail brokerage and private wealth management. Although MSSB, through the MS Channel (as defined in the paragraph below) will engage in a limited amount of principal trading through the MS Channel which may implicate Rule 144, such trading is expected to be mostly[2] for the purpose of facilitating customers and is expected to represent a relatively small portion of its overall activities. The institutional businesses of MS and CGMI, such as underwriting, advising on mergers and acquisitions, and institutional and proprietary trading and underwriting, will remain in MS and CGMI and are not being contributed to MSSB.

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[2] The MS Channel employs a full time fixed income ("FI") trading business (collectively, the "Desk"). This Desk maintains proprietary inventory for client trade facilitation and for proprietary trading purposes.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F. R. 200.81

It is the intention of Citigroup and Morgan Stanley that, following the closing of the transaction, the Contributed Businesses currently conducted by CGMI and MS in the United States will be conducted by MSSB, in substantially the same fashion, with certain limited modifications. The closing of the transaction is expected to occur as of May 31, 2009 (the "Closing Date") and June 1, 2009 is the target first day of MSSB operations ("Legal Day One"). MSSB's business will be carried out by approximately 20,000 financial advisors in the United States whose registrations will be transferred to MSSB. For Legal Day One, due to the size and complexity of the combined entity, MSSB intends to make as few changes as possible to legacy organizational, operational and supervisory structures as they currently exist in CGMI and MS. Most significantly, for a certain period of time, the U.S. customers of the SB Channel will continue to have their transactions cleared through, and have their customer accounts custodied and carried by, CGMI and U.S. customers of the MS Channel will continue to have their transactions cleared through, and have their customer accounts custodied and carried by, MS. As part of this clearing function, the services to be provided by MS and CGMI will include clearing and settling securities transactions; providing trade confirmations and customer statements; and performing certain cashiering functions, custody services, and related services. A number of functions, including regulatory compliance and supervisory areas, will be coordinated and aligned, and others will be centralized pursuant to "umbrella" programs and policies that will overlay the legacy programs and polices of the two Channels. Over time and following the parties' applicable Relief Periods (as defined in Part III.C. below), it is expected that the two Channels will be integrated into one operation and that ultimately, MSSB will become fully self-clearing and custody and carry its own customer accounts.

At the close of the transaction, through various subsidiaries, Morgan Stanley will own 51% of Holdings and Citigroup will own 49% of Holdings. As noted above, the Contributed Businesses will include certain additional non-U.S. affiliates of Morgan Stanley and Citigroup, all of whose holdings in SEC-registered securities will need to be taken into account for Rule 144 purposes.

Holdings will be managed by a board of directors consisting of four Morgan Stanley designees, two Citigroup designees and the senior-most operating executive of Holdings, subject to certain requirements. Board decisions will be made or delegated to Holdings' management by majority vote, provided that each of Morgan Stanley and Citigroup will have veto rights with respect to certain matters.

Morgan Stanley will be provided with certain call rights exercisable following the third, fourth and fifth anniversaries of the closing or upon a change in control of Citigroup, which ultimately may give Morgan Stanley full control of Holdings. Citigroup will be provided certain put rights exercisable upon a change in control of Morgan Stanley, or, under certain circumstances, following the sixth anniversary of the closing. Both Morgan Stanley and Citigroup will be subject to certain restrictions on transfers of interests in Holdings and on operating, acquiring or holding entities that engage in certain restricted businesses. Each will have customary registration rights from the earlier of an IPO and the sixth anniversary of closing.

Prior to and following the closing, MSSB will work to integrate the information technology ("IT") systems of both Channels. Due to the massive scale of the joint venture, however, creating an integrated IT system from the CGMI and MS legacy IT systems will require extensive changes to multiple systems covering a range of business uses and multiple client communications, and for some time there will be both product data and system dissonance.

II. Management and Structure of MSSB

A. *Management of MSSB as of Legal Day One*

As of Legal Day One, the MSSB executive management team is expected to be in place. Most members of the MSSB executive management team will be employed full time by, and will provide all of their professional services to, MSSB. However, in some instances, certain members of the team will have additional responsibilities at their respective legacy employers, at least through the transition period. James Gorman, the Chairman and CEO of MSSB, will continue to be an executive of Morgan Stanley.

Likewise, certain other members of MSSB management will retain responsibilities at Morgan Stanley in administrative functions including operations, IT, human resources and legal. However, it is not currently anticipated that any of these people will be involved in directing, effecting or recommending transactions in securities or voting securities on behalf of MSSB or its customers. There will be other MSSB people who may have ongoing responsibilities at Morgan Stanley and/or who will be involved in directing the voting and investment of securities at MSSB. However, in light of the protections to be implemented *(See Information Barriers* below), MSSB and Morgan Stanley will not share information about their respective customers' trading or their proprietary trading (except as necessary to indicate the existence of inventory or to facilitate an MSSB trade). In addition, in order to satisfy various Financial Industry Regulatory Authority requirements regarding review of research distributed and marketing materials created by MSSB, there may be a limited number of employees of the Citigroup and Morgan Stanley affiliated broker-dealers who will be dually-registered with MSSB for a certain period.

B. *Integration Efforts to Date - IT, Management and Other*

As discussed further herein, the integration of the IT systems is a very extensive and difficult undertaking that will take months to complete. Likewise, integrating the two Channels' employees, facilities and other systems will be challenging. Physical space will be integrated after Legal Day One only as leases expire and the business rationale favors combining facilities. Systems other than the IT systems will be integrated only as necessary to appropriately account for MSSB's operations. Executive management of MSSB will share space in Westchester County, New York as of Legal Day One. However, generally, employees will continue to work in the offices in which they currently work, and on the systems on which they currently work. The integration process will be gradual and will take 12-24 months to complete. With few exceptions, until the end of Relief Periods for both parties, the two Channels will continue to operate independently.

C. *Voting and Investment Decisions for MSSB During the Relief Periods*

Voting and Investment Discretion within the MS Channel

Within the MS Channel, the methodology for voting and investment decisions is as follows:

- *For customer accounts over which the MS Channel has discretionary authority*: MS Channel representatives make independent investment decisions for customer accounts over which they have been granted discretionary authority by the customer. These decisions are made independently by the representatives themselves and are not coordinated among the representatives. MS Channel representatives do not make voting decisions with respect to discretionary customer accounts. Rather, the MS Channel transfers discretionary voting authority to third-party proxy advisory firms (e.g., RiskMetrics) which vote the securities based on their own voting recommendations. In rare instances an MS Channel voting committee may override the proxy advisory firm voting recommendation or make the voting decision when the proxy advisory firm has no recommendation. This same process applies to non-discretionary customer accounts where the customer requests that the MS Channel, as a client service matter, vote proxies on behalf of the customer.

- *For MS Channel third-party managed account programs*: The MS Channel is not granted discretionary authority over third-party managed accounts, either with respect to investment decisions or voting. Rather, MS Channel customers grant voting and investment discretion to the third-party manager of the account. Accordingly, the third-party manager

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F. R. 200.81

makes voting and investment decisions for the customers in these managed accounts.

Voting and Investment Discretion within the SB Channel

Within the SB Channel, the methodology for voting and investment decisions is similar:

- *For customer accounts over which the SB Channel has discretionary authority:* The SB Channel has personnel who develop sector allocation targets, which are then shared with individual financial advisors or are incorporated into investment advisory accounts. For most discretionary accounts, the financial advisors make investment decisions guided by the recommendations of Citigroup research. For investment advisory programs which include asset allocation features, the financial advisors assist clients in choosing an asset allocation model which is comprised of mutual funds, exchange-traded funds ("ETFs") or separately managed accounts, managed by a third party manager. In some cases, the financial advisors may choose such mutual funds, ETFs or separately managed accounts. The SB Channel generally makes voting decisions for customers according to the recommendations of third-party proxy advisory firms (e.g., RiskMetrics). In a relatively small number of cases where such firms have conflicts or otherwise are unable to provide recommendations, voting decisions are made by a committee of employees of the SB Channel.

- *For Smith Barney third-party managed account programs:* The SB Channel delegates the discretionary authority that it is granted by the customers to third-party managers, who make voting and investment decisions for the customers in these managed accounts.

As is evident, the two Channels have their own separate processes for making voting and investment decisions and, where their own representatives are actually exercising discretionary authority, these decisions are based on independent factors. These processes will generally stay in place after Legal Day One and through the parties' applicable Relief Periods and, combined with the other facts set forth in this letter minimize concerns regarding the sharing of information and coordinated investment and voting decisions. While employees of each Channel at the senior levels may interact from time to time, investment and voting decisions are not made and would not be coordinated at this level.

D. *Information Barriers*

Commencing at Legal Day One, MSSB, Morgan Stanley and Citigroup will maintain information barriers to protect their respective customers' trading information. Morgan Stanley and Citigroup will not share information about their customers' trading with MSSB, nor will they share with MSSB information about their proprietary trading (except as necessary to indicate the existence of inventory or to facilitate an MSSB trade). MSSB will not share information with Morgan Stanley or Citigroup about its trading, except as necessary to execute a trade through MS or CGMI. Morgan Stanley and Citigroup will not share information about their pending investment banking or mergers and acquisitions transactions with MSSB, except to the extent MSSB is participating with one or both firms in a distribution of securities, or as necessary to enforce statutory trading restrictions (such as the U.S. tender offer rules). Although MSSB will not maintain formal information barriers between the MS Channel and the SB Channel, we note that during the parties' applicable Relief Periods, registered representatives in the SB Channel will not have computer systems access to customer positions and trading information in the MS Channel, and registered representatives in the MS Channel will not have computer systems access to customer positions and trading information in the SB Channel. During the parties' applicable Relief Periods, customer trades in the MS Channel will be cleared through and custodied at MS, and customer trades in the SB Channel will be cleared through and custodied at CGMI. As a result, Morgan Stanley and Citigroup believe that it is unlikely that registered representatives and customers in the two separate Channels will have any practical ability to coordinate trading of securities.

In addition to the information barriers described above, for a variety of legal and compliance reasons, Citigroup will implement information barriers between it and MSSB on Legal Day One designed to permit the positions and activities of MSSB and Citigroup not to be attributed to one another for the purposes of Sections 13 and 16 and Rule 14e-5 (in accordance with the SEC's disaggregation guidance in its Release No. 34-39538 (January 12, 1998)).

III. <u>Temporary Proposal for Relief for Legal Day One</u>

A. *Introduction*

Rule 144 creates a safe harbor from the definition of "underwriter" in Section 2(a)(11) of the Securities Act. A person satisfying the applicable conditions of the Rule 144 safe harbor in connection with a sale of securities is deemed not to be engaged in a distribution of such securities and therefore not an underwriter for purposes of Section 2(a)(11). One of the determinations that routinely needs to be made in connection with Rule 144 is that of affiliate status, i.e. whether a particular person is an affiliate of an issuer pursuant to Rule 144(a)(1). Rule 144(a)(1) defines an "affiliate" of an issuer as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Rule 144(a)(2) provides that the term "person", when used with reference to a person for whose accounts securities are to be sold in reliance upon Rule 144, includes, in addition to such person, any corporation or other organization in which such person is the beneficial owner of ten percent or more of the equity interest.

Each of the Morgan Stanley Parties, the Citigroup Parties and MSSB will hold securities (including in some cases restricted securities) of various issuers on a principal basis and through discretionary customer accounts. The parties will comply with the conditions of the Rule 144 safe harbor, as modified by the *Proposal for Temporary Relief* below, when entering into transactions with respect to such securities. As discussed below, we are only requesting relief for a temporary period, until no later than September 30, 2009.

B. *Proposal for Temporary Relief*

During the applicable Relief Period, each of the Morgan Stanley Parties and the Citigroup Parties, as applicable, will continue their respective current position monitoring policies, procedures and practices for purposes of Rule 144. Each of the Morgan Stanley Parties and the Citigroup Parties will aggregate the securities managed and/or beneficially owned by the portion of MSSB that was contributed by such party. That is, for example, the Morgan Stanley Parties will aggregate their holdings with those of the MS Channel for purposes of Rule 144 affiliate determinations ("Affiliate Determinations") and any application of the volume limitations set forth in Rule 144(e) ("Volume Limitations"), and the Citigroup Parties will aggregate their holdings with those of the SB Channel for purposes of Affiliate Determinations and any Volume Limitations. During its applicable Relief Period, neither the Morgan Stanley Parties nor the Citigroup Parties will aggregate their positions with MSSB as a whole for purposes of Affiliate Determinations or Volume Limitations, nor will MSSB separately make any Affiliate Determinations or track Volume Limitations. The MS Channel is currently monitored and reported on an aggregated basis with MS and the SB Channel is currently monitored and reported on an aggregated basis with Citigroup. There are dedicated groups for each parent charged with monitoring and reporting its positions and these groups will continue to do such monitoring and reporting for each parent's respective Channel during the parties' applicable Relief Periods.

In the event that either the Morgan Stanley Parties or the Citigroup Parties are required to file any Forms 144 during their applicable Relief Period, the relevant parties will add footnote disclosure disclosing their relationship with MSSB. In addition, during their applicable Relief Periods, once either the Morgan Stanley Parties or the Citigroup Parties determine that they are required to file a Form 144, they will include in such footnote disclosure the portion of the holdings that is attributable to MSSB. By way of example, if the Citigroup Parties were to file a Form 144 to report a sale of "restricted securities" within the meaning of Rule 144, they would include footnote disclosure indicating that Citigroup owns 49% of MSSB and the amount of the sales being made by the SB Channel of MSSB.[3]

C. *Relief Periods*

Given their different IT systems and respective levels of ownership in MSSB, Morgan Stanley and Citigroup have different timetables for resolving their respective IT challenges in order to be in a position to aggregate with MSSB and to disaggregate from MSSB. Morgan Stanley may be able to completely aggregate its position monitoring and reporting system with MSSB on Legal Day One, but in any event expects to be able to do so no later than September 30, 2009. Citigroup expects to be able to completely aggregate its position monitoring and reporting system with MSSB by September 30, 2009.[4] Morgan Stanley and Citigroup expect to be able to completely disaggregate their position monitoring and reporting from MSSB by September 30, 2009. Accordingly, the parties request that the Staff grant temporary relief to allow each of the Morgan Stanley Parties, the Citigroup Parties and MSSB to sell securities on a principal trading basis or for discretionary customer accounts without registration under Section 5 or compliance with Rule 144 on the basis described above in *Proposal for Temporary Relief* through each party's applicable Relief Period.

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[3] We note that while this information can be determined manually by each party with respect to an individual security for which a reporting threshold has been exceeded and a filing is being made, neither party currently has the ability to monitor, on an ongoing and daily basis, the securities held by the portion of MSSB contributed by the other party in order to determine whether a reporting threshold has been reached on an aggregated basis. See *IT Challenges*, below.

[4] With respect to this anticipated timing, Morgan Stanley is currently receiving a daily test feed from Citigroup which reports positions in securities within the SB Channel. Morgan Stanley is in the process of adapting its IT systems to read this feed and to aggregate the position information with its own position information and that of the MS Channel. Citigroup is similarly receiving a test feed from Morgan Stanley which will enable it to report positions in securities within the MS Channel. The implementation of these feeds is in progress and will be completed by the end of the parties' applicable Relief Periods, at which time the positions within the two Channels of MSSB will also be able to be combined from an IT perspective.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F. R. 200.81

Either Morgan Stanley or Citigroup may be in a position to aggregate its position monitoring and to enable compliance with Rule 144 on a basis which no longer requires relief earlier than the other and/or earlier than MSSB. If Morgan Stanley or Citigroup is able to aggregate its position monitoring and reporting with MSSB, or if both are able to disaggregate their position monitoring and reporting from MSSB earlier than September 30, 2009, in each case such party will notify the Staff in writing.

This request for relief is limited as follows:

(i) the relief would be temporary, and for the Morgan Stanley Parties and the Citigroup Parties would not extend past the earlier of (a) the date on which Morgan Stanley or Citigroup, as the case may be, can aggregate its position monitoring and reporting with MSSB, or (b) September 30, 2009; and for MSSB would not extend past the earlier of (a) the date on which each of Morgan Stanley and Citigroup can disaggregate its position monitoring and reporting from MSSB, or (b) September 30, 2009 (in each case such period is referred to as the applicable "Relief Period" for such party);

(ii) for purposes of Section 5 and Rule 144, the use of the temporary aggregation method described above would be limited to Affiliate Determinations and Volume Limitations;

(iii) the relief would be limited to transactions in which the Morgan Stanley Parties, the Citigroup Parties or MSSB would be selling on a principal trading basis or through accounts over which the Morgan Stanley Parties, the Citigroup Parties or MSSB exercise investment discretion;

(iv) the relief would not extend to situations where either the Morgan Stanley Parties, the Citigroup Parties or MSSB, as applicable, is acting as an underwriter in an underwritten offering of the securities at issue; and

(v) the relief would not apply in situations where the Morgan Stanley Parties, the Citigroup Parties and MSSB have actual knowledge (with actual knowledge by the Morgan Stanley Parties or the Citigroup Parties of ownership positions by the other and its Channel to be based for this purpose solely on ownership positions disclosed by the other party in Schedules 13D and 13G filed with the Commission under Section 13 of the Securities Exchange Act of 1934, as amended ("Exchange Act")), that the Morgan Stanley Parties or the Citigroup Parties combined with MSSB beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) securities in excess of the applicable thresholds used by the Morgan Stanley Parties or the Citigroup Parties as applicable, for their determinations of "affiliate" status for purposes of Rule 144 without reference to the relief requested in this letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F. R. 200.81

In addition, we hereby confirm that none of the Morgan Stanley Parties, the Citigroup Parties or MSSB is requesting interpretative guidance with respect to the definitions of "affiliate" and "person" under Rule 144.

IV. Rationale for Requested Relief

We believe the following arguments support the request for relief:

A. *Business Focused on Agency Rather Than Principal Trading*

Because Citigroup is not contributing a principal trading business to MSSB and Morgan Stanley is contributing just a small principal trading business, the primary business of MSSB will be retail brokerage and private wealth management and the majority of positions are in customer accounts, the majority of which are non-discretionary. Although MSSB will engage in a limited amount of principal trading expected to be for the purpose of facilitating customers, such trading is expected to represent a relatively small portion of its overall activities. As a result, Morgan Stanley and Citigroup expect that, on its own, MSSB will very rarely, if ever, at the early stages of its business, reach a threshold of security ownership that would result in it being determined to be an affiliate of the applicable issuer for purposes of Rule 144.

Likewise, due to the nature of MSSB's primary business, we do not believe that the vast majority of transactions effected by MSSB -- either transactions with respect to customer accounts or principal trading primarily to facilitate customer accounts -- are the type of transactions that were intended to be covered by the definition of "underwriter" within the meaning of Section 2(a)(11) of the Securities Act.[5]

B. *Furthers Public Policy Objectives*

Absent the requested relief, it is possible that the transaction will not be able to close until the IT systems are developed to permit aggregation of information required to be disclosed. However, the importance of the swift and successful completion of the joint venture in the current market environment cannot be underestimated. We believe that the monitoring and reporting challenges faced by the proposed joint venture are unique, and possibly unprecedented. We also believe that, given the reasonable alternative reporting proposal contained in this letter, the balance of public interest weighs in favor of granting the limited and temporary requested relief, without which the closing of the transaction would have to be delayed.

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[5] We note that to the extent any customers of MSSB are themselves "affiliates" of the applicable issuer, we expect that MSSB's procedures will require that customers confirm compliance with Rule 144.

First, the current financial crisis creates a special need for urgency to close the joint venture transaction.[6] The transaction will provide certainty at a time when investor confusion is rife and confidence is low. Customers of the two firms would be provided assurance of the future structure of their securities firm when many are struggling with fundamental questions of whom they can trust with their finances and turn to for advice.

Second, the joint venture structure proposed by Citigroup and Morgan Stanley is unusual. Most transactions involving changes of ownership of a broker dealer are simple acquisitions, not requiring the merger of two retail operations with ongoing arrangements with two legacy firms. These ongoing arrangements with the legacy firms create special complications in complying with Rule 144. Moreover, the sharing of legacy firm ownership data that is required to perform this aggregation raises significant ongoing business concerns for the legacy firms' businesses that are not contributed to MSSB, particularly for Citigroup which does not have management control over MSSB. Not only do these unique monitoring and reporting challenges not arise in most transactions, as discussed further in the next paragraph, they also are more challenging in this transaction than the issues more commonly raised.

Third, the scale of the joint venture is unusually large, touching more than 10 million customer accounts and creating technological challenges of immense scope. For MSSB, Morgan Stanley and Citigroup to respond to the resulting disclosure challenges, they must make extensive changes to multiple systems covering a range of monitoring and business uses. Given their scale, temporary manual fixes to address these problems are not practicable and would not result in accurate information being consistently provided in a timely manner to the public. The scope of these systems changes is perhaps unprecedented for a combination of retail operations.

Fourth, despite the significant challenges posed by the scope of these systems changes, MSSB, Morgan Stanley and Citigroup are committed to implementing the changes in a timely and comprehensive manner. Therefore, the requested relief is to last only for the relatively short interim period until such implementation is complete, so that customers and the market may receive the benefit of certainty provided by closing the transaction as soon as possible. The requested relief will allow the parties to close the transaction more quickly and is appropriate and in the public interest given the current financial market turmoil.

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[6] See *SEC No-Action Letter - Her Majesty's Government - Exchange Act Section 13(d) Reporting, dated December 10, 2008*, which was granted, in part, based on the United Kingdom's government's response to the international financial crisis.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F. R. 200.81

In view of the unusual structure of the joint venture transaction, the scale of the joint venture, the massive resulting systems changes, the urgent need to provide certainty to customers and the turmoil in the financial markets, we believe that it should be possible for the Staff to provide relief in this situation without creating a precedent that may be used by others where the exigent circumstances present here do not exist. Moreover, we believe that the provision of relief in this circumstance will benefit investors and the public and will not be contrary to the Commission's investor protection mandate.

C. *Coordination of Global Regulatory Regimes*

Each of Morgan Stanley and Citigroup is subject to disclosure of interest regimes globally, with each having its own requirements and standards for global monitoring and reporting. Accordingly, monitoring and reporting on a global level will require an IT system that will work effectively on a global basis, and implementing this system will take time.

D. *IT Challenges*

From a practical standpoint, it may be difficult for Morgan Stanley and Citigroup to resolve the IT integration challenges prior to or immediately after closing the transaction such that they and MSSB may effectively monitor and trade positions in the manner required to sell securities on a principal trading basis or for discretionary customer accounts under Rule 144 on Legal Day One. As noted above, there will be significant work involved in integrating the MSSB data into two companies' IT systems and in the meantime, there will be substantial product data and system dissonance. That said, the two firms are making diligent efforts and have project teams in place to achieve sufficient IT integration as soon as practicable to be able to comply with disclosure regulations and maintain the confidentiality of sensitive ownership data without needing to implement onerous manual solutions. To date, each of MS and Citigroup have exchanged data feeds of their reporting positions that will be contributed to MSSB on Legal Day One and the parties are working with these feeds as described in Note 4 above. However, the parties expect the integration issues for the IT systems that are relevant to position reporting to be resolved gradually over a few months, with a goal of complete integration by September 30, 2009.

Each of the two firms has a project plan with clearly defined IT milestones and goals, and which sets out the steps that have been taken and the steps that remain to be taken toward complete integration.

To the extent that the IT systems are not integrated as necessary to facilitate compliance by Legal Day One, manual workarounds would be the only possible solution absent relief. However, the unprecedented scale of MSSB's brokerage operations makes such manual workarounds impractical, and any form of manual workaround in two very large organizations raises significant concerns regarding the reliability of data and the resulting conclusions. In addition, preparing and implementing these manual workarounds would require significant IT work and would ultimately distract and delay the firms' respective IT groups, as well as their compliance personnel, from their primary goal of IT integration and strict compliance with the rules in the near term.

The following are some of the IT issues that must be resolved before the successful integration of the MSSB data into the Morgan Stanley and Citigroup IT systems for Affiliate Determinations and any application of Volume Limitations:

- Securities data identification issues: For many securities there is no common international security identifier. This is particularly the case for structured products and derivatives, where the linkage between the derivative and an underlying listed security may need to be manually established to ensure that a firm's aggregate position data is accurate. Morgan Stanley and Citigroup use different methods of identifying these securities in their respective databases. As a result, there will be discrepancies if the position data is integrated prematurely. To resolve this issue, a translation table must be created to eliminate the discrepancies before the Contributed Businesses' position data may be combined. The process of creating such a table and mapping the relevant data from Citigroup's systems to Morgan Stanley's (and vice versa) will be time-consuming and difficult.

- Data Model Differences: Morgan Stanley and Citigroup use different data models and ultimately capture their position data differently. Morgan Stanley and Citigroup are working together to find a common data model in order to process the positions together Each IT system collects different information about customer accounts and, even where they collect the same information, they may do so differently, complicating efforts to determine which data should be included in reports and how it should be calculated.

- Logistics for Transferring the Data: Due to the sensitivity of the data, Morgan Stanley and Citigroup must agree on a secure way to transfer and warehouse cross-firm information to ensure that confidential information is not disclosed. Although Morgan Stanley and Citigroup have different tools available to do this, they must agree upon standards to be implemented on both sides in order to begin automated transmissions in a secure manner. This effort can take time if one of the parties needs to acquire and install new tools in order to support these requirements.

As noted above, the parties expect these various IT integration issues to be resolved gradually over a few months, with a goal of complete integration by September 30, 2009.

E. *Temporary Solution*

Finally, and most notably, the proposal for Legal Day One is only a ***temporary solution*** proposed in the interest of providing market transparency under difficult circumstances. It is not permanent and is merely meant to bridge the gap until the integration issues for the IT systems that are relevant to Rule 144 are resolved. With respect to the Morgan Stanley Parties, this may be by Legal Day One, but could extend until September 30, 2009, and with respect to the Citigroup Parties and MSSB, this is expected to be by September 30, 2009. Each of the Morgan Stanley Parties, the Citigroup Parties and MSSB will sell securities on a principal trading basis or for discretionary customer accounts in compliance with Rule 144 as written as soon as such party has the independent capability to do so or shortly thereafter. As noted above, either Morgan Stanley or Citigroup may be in a position to aggregate its position monitoring to enable compliance with Rule 144 on a basis which no longer requires relief earlier than the other and/or earlier than MSSB. If Morgan Stanley or Citigroup is able to aggregate its position monitoring and reporting with MSSB, or if both parties are able to disaggregate their monitoring and reporting from MSSB earlier than September 30, 2009, in each case such party will notify the Staff in writing.

V. <u>Intentions for Effecting Transactions Under Rule 144 following the Relief Periods</u>

Following the integration of the MSSB data into the Morgan Stanley and Citigroup IT systems and the disaggregation of MSSB from Morgan Stanley and Citigroup, the parties will have the ability to sell securities on a principal trading basis or for discretionary customer accounts in compliance with Rule 144.

VI. <u>Relief Sought</u>

In summary, MSSB, the Morgan Stanley Parties and the Citigroup Parties request that the Staff of the Division of Corporation Finance confirm that it would not recommend to the Commission that it take enforcement action against MSSB, the Morgan Stanley Parties or the Citigroup Parties if, without registration under Section 5 of the Securities Act or compliance with Rule 144 thereunder, such parties temporarily sell securities on a principal trading basis or for discretionary customer accounts on the basis described above. This request for relief is subject to the limitations and acknowledgements set forth in Part III.C. above.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F. R. 200.81

VII. Confidential Treatment Request:

As of the date of this letter, the parties have not publicly disclosed certain information contained herein, including their expectations regarding the closing date of the transaction. Public availability of this information could have adverse consequences for the parties. For example, an unexpected delay in the closing could be interpreted by market participants as an indication that there are material difficulties with the joint venture when none in fact exist. Accordingly, a notice of this letter is also being sent to the Office of Freedom of Information and Privacy Act Operations of the Commission, and we respectfully request that the Commission accord confidential treatment to this request and any written response from the Staff thereto pursuant to 17 C.F.R. § 200.81 until the earlier of (i) the Closing Date and (ii) the date that is 120 days from the date of the Staff's response to this letter.

Please contact Laurie Cerveny of Bingham McCutchen LLP at (617) 951-8527, Mischa Travers of Davis Polk & Wardwell at (650) 752-2014 or the undersigned at the above phone number to discuss any questions or comments to this letter.

Sincerely yours,

John R. Utzschneider

cc: Michelle Oroschakoff (Morgan Stanley)
Anne Cooney (Morgan Stanley)
Rose-Anne Richter (Morgan Stanley)
Dennine Bullard (Morgan Stanley)
Joyce Kramer (Morgan Stanley)
Michelle Wilke (Morgan Stanley)
Beth McGinley (Morgan Stanley)
Mathias Kramer (Morgan Stanley)
Neal Sullivan (Bingham McCutchen LLP)
Amy Kroll (Bingham McCutchen LLP)
Hardy Callcott (Bingham McCutchen LLP)
Laurie Cerveny (Bingham McCutchen LLP)
Karyn Polak (Citigroup Inc.)
Ali Karshan (Citigroup Inc.)
Craig Barrack (Citigroup Inc.)
Mischa Travers (Davis Polk & Wardwell)
Lanny Schwartz (Davis Polk & Wardwell)